[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES ANNOUNCES THAT IT HAS SIGNED AN AGREEMENT TO SELL 15.9 MILLION SHARES OF MAKHTESHIM AGAN INDUSTRIES FOR APPROX. $85.5 MILLION WHICH WILL RESULT IN AN APPROX. CAPITAL GAIN OF $46 MILLION

TEL AVIV, Israel - February 3, 2005 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli investment holding company, announced today that it has signed an agreement to sell 15.9 million shares in Makhteshim Agan Industries ("Makhteshim Agan"), for NIS 374.3 million (approx. $85.5 million on the date of sale) to Merrill Lynch International. The sale was conducted at a share price of NIS 23.50 per share, representing a 3.3% discount to the closing trade of February 3, 2005. Following the transaction, Koor will hold 34.2% of the voting capital of Makhteshim Agan. The transaction is expected to be settled on February 7, 2005.

As part of the transaction, Koor has committed not to sell any additional shares of Makhteshim Agan for the nine months following the transaction.

Koor expects to record approx. $46 million capital gain from this transaction. Koor will record an increase in its deferred tax asset contributing approx. $15.6 million to the net profit in the fourth quarter of 2004. The net contribution of the transaction on Koor's net profit for the first quarter of 2005 is approx. $30.4 million. The exact capital gain will be determined when the financial statements for the fourth quarter of 2004 and first quarter of 2005 are compiled.

Makhteshim Agan (TASE: MAIN) is the world's leading generic manufacturer of crop protection products. The group produces a full range of pesticides, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The company is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals.

Jonathan Kolber, Chief Executive Officer of Koor Industries said today, "Makhteshim Agan continues to be a major company in our portfolio generating remarkable financial results. Since Makhteshim Agan is currently trading at a historic all time high share price, we, as an investment company, took the opportunity to monetize part of that value at a relatively low discount to the all time high market capitalization. The transaction is part of our plan to further strengthen our financial position, reduce our debt level and interest expenses while freeing resources for future investments".

About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit our website www.koor.com

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO Koor Industries Ltd.,
Tel. +9723 9008 310
or Fiona Darmon - Director of Corporate Communications Koor Industries Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.

Merrill Lynch International acted for Koor Industries Ltd and no one else in relation to the sale of shares, and will not be responsible to anyone other than Koor Industries Ltd for providing the protections offered to its clients nor for providing advice in relation to the share sale.